

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via E-mail
Craig Hagopian
President
NuZee, Inc.
16955 Via Del Campo, Suite 260
San Diego, CA 92127

> **Re:** **NuZee, Inc. (f/k/a Havana Furnishings, Inc.)**
> **Amendment No. 3 to Current Report on Form 8-K**
> **Filed September 13, 2013**
> **File No. 333-176684**

Dear Mr. Hagopian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 10

Our success is dependent on collaborative agreements, page 11

1. We note your response to comment 2 of our letter dated August 29, 2013. Please revise your filing and discuss the risks, if any, associated with the lack of a finalized written agreement with your beverage architect. In this regard, it appears from your disclosure that your energy drink business is dependent on your agreement with the beverage architect. For example, we note your disclosure on page 6 that your beverage architect "provides [y]our raw ingredients and formulation science."

<u>Exhibit 99.01 Audited Financial Statements for Nuzee Co., Ltd.</u>

<u>Statements of Cash Flows, page F-5</u>

2. We have reviewed your response to comment 3 in our letter dated August 29, 2013.
    Although you indicate that you revised your footnote disclosure, it does not appear that
    you have made any revisions. Accordingly, we re-issue our prior comment. Please
    address each of the following items:

    *   Although you indicate that the entire $80,422 inventory impairment during the period
        ended September 30, 2012 resulted from inventory purchased from related parties, we
        note that your related party footnote on page F-10 discloses only $10,454 of skin care
        products purchased from an entity controlled by your majority shareholder. Please
        disclose all related party transactions in the related party footnote and clearly disclose
        that the inventory impairment related to inventory purchased from a related party.
        Please disclose the names of all involved related parties and specify if they are
        entities controlled by your majority shareholder.

    *   Tell us if these inventory purchases were made at prices more or less favorable to you
        than available on the market including how you arrived at your conclusion.

    You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jim Allegretto,
Senior Assistant Chief Accountant, at 202-551-3849, if you have questions regarding comments
on the financial statements and related matters. Please contact Jennifer López, Staff Attorney at
(202) 551-3792, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director